SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Baarerstrasse 14
CH-6300 Zug
Switzerland
+41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No     ☒

Table of Contents

This Form 6-K consists of the Notice of Extraordinary General Meeting of Coca-Cola HBC AG, the voting instructions, and the reply forms.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, solicitor, accountant, bank manager or other independent tax or financial adviser immediately.

If you have sold or otherwise transferred all of your shares in Coca-Cola HBC AG, please send this document, together with the accompanying reply form as soon as possible to the purchaser or transferee or to the custodian, nominee, bank representative or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Notice of Extraordinary General Meeting of

Coca-Cola HBC AG

incorporated as a stock corporation (Aktiengesellschaft)

under the laws of Switzerland and registered in Switzerland

with corporate registration number CH-170.3.037.199-9

and its registered office at Baarerstrasse 14, 6300 Zug, Switzerland

Wednesday, 19 June 2013, 11:00 am CET

at Theater Casino Zug,

Artherstrasse 2—4, Zug, Switzerland

Opening of doors to meeting room: 10:30 am CET

Beginning of meeting: 11:00 am CET

(This page has been left blank intentionally.)

COCA-COLA HBC AG

Letter from the Board of Directors

Zug, 27 May 2013

Extraordinary general meeting of Coca-Cola HBC AG to be held on 19 June 2013

Dear shareholders,

We are writing to you in connection with Coca-Cola HBC AG’s extraordinary general meeting, which will be held on Wednesday, 19 June 2013, 11:00 am CET at Theater Casino Zug, Artherstrasse 2-4, Zug, Switzerland. The formal notice of the extraordinary general meeting is set out beginning on page 5 (the “Notice”).

The proposals of the Board of Directors to be considered at the extraordinary general meeting are as follows:

1.              To approve by way of an advisory non-binding vote the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries for the fiscal year ended 31 December 2012.

2.              To approve the unconsolidated interim financial statements of Coca-Cola HBC AG as of 30 April 2013.

3.              To declare a dividend of EUR 0.34 on each ordinary registered share of Coca-Cola HBC AG with a par value of CHF 6.70 out of the general capital contribution reserve, as shown in the unconsolidated interim financial statements of Coca-Cola HBC AG as of 30 April 2013 (capped at an amount of CHF 200,000,000).

4.              To elect Mr. Stefan F. Heidenreich as a new member of the Board of Directors.

5.              To change the registered office of Coca-Cola HBC AG to Steinhausen and to amend article 1 of the Articles of Association accordingly.

The Notice contains the full and authoritative text of the items of the agenda and the proposals of the Board of Directors. It also sets out further detail and explanation in relation to each proposal to be considered at the extraordinary general meeting.

Your attention is also drawn to the recommendation of the Board of Directors set out on page 7 of the Notice.

A reply form in relation to the extraordinary general meeting is enclosed with this document and should be filled out and returned in accordance with the instructions printed on the form as soon as possible, and in any event, no later than 10 June 2013. The section headed “Organisational matters and notes” beginning on page 7 of the Notice also sets the procedures for your participation and voting. You should read this information carefully before completing the reply form.

The extraordinary general meeting provides shareholders with an opportunity to communicate with the Board of Directors and we welcome your participation.

Yours faithfully

For the Board of Directors

George A. David, Chairman	(letter without signature)

(This page has been left blank intentionally.)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting of Coca-Cola HBC AG will be held on Wednesday, 19 June 2013, 11:00 am CET. In accordance with art. 13 para. 3 of the Articles of Association, the extraordinary general meeting will be held at Theater Casino Zug, Artherstrasse 2–4, Zug, Switzerland, and will be conducted in English.

Agenda

The meeting will consider the following proposals:

1.              Advisory non-binding vote on the 2012 consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries

2.              Approval of the unconsolidated interim financial statements of Coca-Cola HBC AG as of 30 April 2013

3.              Appropriation of reserves / declaration of dividend

4.              Election of one new member of the Board of Directors

5.              Change of registered office of Coca-Cola HBC AG

Proposals of the Board of Directors

1.              Advisory non-binding vote on the 2012 consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries

Motion:

The Board of Directors proposes that the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (prepared by Coca-Cola Hellenic Bottling Company S.A.) for the fiscal year ended 31 December 2012, be approved (advisory non-binding vote).

Explanation:

The consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. Maroussi, Greece (“CCH S.A.”) and its subsidiaries for the fiscal year ended 31 December 2012 (the “2012 Consolidated Financial Statements”) have been prepared by CCH S.A., the former holding company of the Coca-Cola Hellenic Group and now a subsidiary of Coca-Cola HBC AG. These statements refer to CCH S.A.’s 2012 fiscal year and will be formally approved by the annual general meeting of CCH S.A.

The board of directors of Coca-Cola HBC AG (the “Board of Directors”) wishes to give investors an opportunity to approve by way of an advisory non-binding vote the 2012 Consolidated Financial Statements at the level of the new holding company of the Coca-Cola Hellenic Group, i.e. Coca-Cola HBC AG. The 2012 Consolidated Financial Statements together with the report of CCH S.A.’s independent auditors, PricewaterhouseCoopers, Greece, are included in CCH S.A.’s Annual Report 2012, which can be accessed on the website of Coca-Cola HBC AG at: www.coca-colahbcag.com.

2.              Approval of the unconsolidated interim financial statements of Coca-Cola HBC AG as of 30 April 2013

Motion:

The Board of Directors proposes that the unconsolidated interim financial statements of Coca-Cola HBC AG for the period beginning as of 19 September 2012 and ending as of 30 April 2013 be approved, acknowledging the report of Coca-Cola HBC AG’s auditors, PricewaterhouseCoopers AG, Switzerland together with the carrying forward of a net loss in the amount of CHF 5,557,168.

Explanation:

The unconsolidated interim financial statements of Coca-Cola HBC AG (the “Unconsolidated Interim Financial Statements”) cover the period from Coca-Cola HBC AG’s incorporation until 30 April 2013, i.e. shortly following the admission of Coca-Cola HBC AG’s shares to the premium listing segment and to trading on the London Stock Exchange. The Unconsolidated Interim Financial Statements have been prepared in accordance with the Swiss Code of Obligations and their approval is required in order to resolve on a dividend payment, as per the next proposal on the agenda. The first annual unconsolidated financial statements of Coca-Cola HBC AG will be published in 2014, covering the period from Coca-Cola HBC AG’s incorporation until 31 December 2013. The Board of Director’s proposal is accompanied of a report by Coca-Cola HBC AG’s auditors, PricewaterhouseCoopers AG, Switzerland. The auditor’s report recommends without qualification the approval of the Unconsolidated Interim Financial Statements.

3.              Appropriation of reserves / declaration of dividend

Motion:

The Board of Directors proposes to declare a gross dividend of EUR 0.34 on each ordinary registered share with a par value of CHF 6.70 out of the general capital contribution reserve, as shown in the unconsolidated interim financial statements of Coca-Cola HBC AG as of 30 April 2013. Own shares held directly by Coca-Cola HBC AG are not entitled to dividends. The total aggregate amount of the dividend shall be capped at an amount of CHF 200,000,000 (the “Cap”), and thus will reduce the general capital contribution reserve of CHF 6,364,117,766 as shown in the unconsolidated interim financial statements as of 30 April 2013, by a maximum of CHF 200,000,000 to a minimum of CHF 6,164,117,766. To the extent that the dividend calculated on EUR 0.34 per share would exceed the Cap on the day of the extraordinary general meeting according to an exchange ratio determined by the Board of Directors in its reasonable opinion, the euro per share amount of the dividend shall be reduced on a pro rata basis so that the aggregate amount of all dividends paid does not exceed the Cap. Payment of the dividend shall be made at such time and with such record date as shall be determined by the Board of Directors in its discretion.

Explanation:

Provided that the proposed distribution out of the general capital contribution reserve is approved, it is currently anticipated that the dividend will be paid on 23 July 2013 to holders of shares on the record date 28 June 2013. The shares are expected to be traded ex-dividend as of 26 June 2013, in which case the last day on which the shares may be traded with entitlement to receive dividends will be 25 June 2013. If, however, the Greek statutory squeeze-out of the remaining minorities in Coca-Cola Hellenic Bottling Company S.A. is delayed, the Board of Directors expects to postpone the ex-dividend date, the record date and the payment of the dividend until after the completion of the Greek statutory squeeze-out. The Board of Director’s proposal is accompanied by a report of Coca-Cola HBC AG’s auditors, PricewaterhouseCoopers AG, Switzerland. The auditor’s report states that the proposed dividend complies with Swiss law and the Articles of Association.

4.              Election of one new member of the Board of Directors

Motion:

The Board of Directors proposes to elect Mr. Stefan F. Heidenreich as a new member of the Board of Directors for a term of office of one year, ending at the next ordinary general meeting of Coca-Cola HBC AG.

Explanation:

Mr. Stefan F. Heidenreich succeeds of Mr. Michael Kent Atkinson who will retire from the Board of Directors as of 19 June 2013. Mr. Heidenreich has been recommended for election as independent non-executive director by Coca-Cola HBC AG’s Nomination Committee after consultation with the Chairman, having regard to the provisions of the Articles of Association and the recommendations of the UK Corporate Governance Code.

Born and educated in Northern Germany, Mr. Heidenreich started his career in 1987 with Procter & Gamble where he served in various European countries before joining Reckitt Benckiser in 1992. After implementing their expansion plans in Eastern Europe, Mr. Heidenreich was hired by the German media group Bertelsmann where he was responsible for a number of media ventures. In 1996, Mr. Heidenreich returned to the fast moving consumer goods sector when he joined the Swiss based consumer foods company Hero, where he became CEO in 2004. Since 2012, Mr. Heidenreich has been the CEO of the globally operating German consumer goods company Beiersdorf, which owns skin care brands such as NIVEA, Eucerin and La Prairie.

5.     Change of registered office

Motion:

The Board of Directors proposes to change the registered office to Steinhausen (Canton of Zug) and to amend art. 1 of the Articles of Association as follows (amendment in bold and italic):

	Art. 1		Art. 1
Firma und Sitz	Unter der Firma	Company Name and Registered Office	Under the company name of

	Coca-Cola HBC AG		Coca-Cola HBC AG
	(Coca-Cola HBC SA)		(Coca-Cola HBC SA)
	(Coca-Cola HBC Ltd)		(Coca-Cola HBC Ltd)

	besteht eine Aktiengesellschaft nach		a company exists pursuant to articles 620 et seq.
	Artikel 620 ff. des Obligationenrechts mit		of the Swiss Code of Obligations having its
	Sitz in Steinhausen (die “Gesellschaft”).		registered office in Steinhausen (the “Company”).

Explanation:

After having been initially incorporated in Zug, Switzerland, in temporary office space, Coca-Cola HBC AG will move to its new headquarters at Turmstrasse 30, 6300 Zug / Steinhausen, Switzerland.

Recommendation of the Board of Directors

The Board of Directors considers that all of the proposals to be considered at the extraordinary general meeting are in the best interests of the Coca-Cola HBC AG and its shareholders as a whole. Accordingly, the Board of Directors unanimously recommends that you vote in favour of all the proposed resolutions, as the Directors who hold shares in Coca-Cola HBC AG intend to do in respect of their own beneficial holdings.

Organisational matters and notes

Participation in the extraordinary general meeting

a)    Registered Shareholders

Shareholders registered in the share register with voting rights on 17 June 2013 at 11:00 am CET (voting record date) will be entitled to vote at the extraordinary general meeting. They may elect to vote either by way of personal attendance or by a representative in accordance with the terms set out below. Registration in the share register with voting rights may be time consuming and shareholders wishing to vote are urged to duly apply for registration as soon as possible. In any event, the last business day before the voting record date on which registration requests will be processed is Friday, 14 June 2013.

Registered shareholders will receive a reply form together with this notice. Preparation for the extraordinary general meeting will be facilitated by the prompt return of your reply form. Please return them as soon as possible and by 10 June 2013 at the latest to Coca-Cola HBC AG, c/o ShareCommService AG, Europastrasse 29, CH-8152 Glattbrugg, Switzerland.

In detail, voting materials will be sent to shareholders as follows:

•                  Registered shareholders who are entered in the share register up to and including 15 May 2013 will be sent this notice of extraordinary general meeting and the reply form on or around the date of this notice;

•                  Registered shareholders who are entered in the share register in the period between 15 May 2013 and 29 May 2013 will be sent this notice of extraordinary general meeting and the reply form in a subsequent mailing;

•                  Shareholders who are entered in the share register as shareholders with voting rights after 29 May 2013 but before 17 June 2013 will be sent this notice of extraordinary general meeting and the reply form upon request only. No requests for registration in the share register will be processed between 17 and 19 June 2013;

•                  If registered shareholders increase their shareholding registered in the share register with voting rights by 14 June 2013 (close of business), proxies and voting instructions will be amended automatically without any further notice and extend to the additionally registered shares. If the shareholding eligible for voting increases or decreases after issuance of the admission card, shareholders will receive a new admission card and voting materials upon registration at the information desk of the extraordinary general meeting; and

•                  Registered shareholders entered in the share register as shareholders without voting rights will not receive voting materials enabling them to attend, vote, or appoint a proxy to vote.

Shareholders who dispose of their shares prior to 17 June 2013, 11:00 am CET, are not entitled to vote at the extraordinary general meeting. Previously issued admission cards, as well as proxies, will become invalid automatically. Shareholders who dispose of their shares after 17 June 2013, 11:00 am CET remain entitled to vote at the extraordinary general meeting.

b)    CDI Attendants

In connection with the admission of Coca-Cola HBC AG’s shares to the premium listing segment and to trading on the London Stock Exchange, Coca-Cola HBC AG entered into arrangements enabling investors to hold, transfer and settle interests in Coca-Cola HBC AG’s shares in the form of CREST depository interests (“CDIs”). CDIs are independent uncertificated securities constituted under English law, allowing the electronic settlement of trades in Coca-Cola HBC’s shares via the CREST system operated by Euroclear UK & Ireland Limited. Each CDI represents one Coca-Cola HBC ordinary share.

The following persons (referred to as “CDI Attendants”), who are

•                  CREST members holding CDIs as beneficial owner;

•                  CREST members holding CDIs who act upon instructions from the beneficial owners (nominees), provided that they disclose the name, address and shareholding of such beneficial owners; or

•                  Beneficial owners (other than CREST members) of CDIs who can establish through which nominees they hold the CDIs and disclose their the name, address and shareholding,

are entitled to attend the extraordinary general meeting, or to be represented by a proxy, and to cast their votes where they are the subject of an omnibus proxy expected to be granted by CREST International Nominees Limited in favour of such CDI attendants.

CREST members who are entered in the CDI register maintained under the operation of Euroclear UK & Ireland Limited (the “CDI Register”) will receive a reply form together with the notice that they, or the beneficial owners of CDIs, shall use to order admission cards or appoint a proxy. All nominees are requested to forward copies of this notice and the reply form immediately to the beneficial owners of CDIs and to thereby clearly indicate the nominee’s address for reply mail. Beneficial owners of CDIs are requested to follow the instructions of the CREST member through whom they hold their CDIs and to return any forms or voting instructions to such CREST member.

Preparation for the extraordinary general meeting will be facilitated by the prompt return of your reply form. Beneficial owners of CDIs should return them as soon as possible to their nominees, and CREST members should return them as soon as possible and, in any event, by 10 June 2013 at the latest to: Coca-Cola HBC AG, c/o ShareCommService AG, Europastrasse 29, CH-8152 Glattbrugg, Switzerland. Processing of reply forms including beneficial ownership declarations may be time consuming and cannot be guaranteed if reply forms are received later than 10 June 2013.

Please note that, in addition to returning the reply card, to be eligible to attend and vote at the extraordinary general meeting (in person or by proxy), CDI attendants must also transfer their holding of CDIs (i.e. such balance of CDIs in respect of which they wish to vote) to an escrow balance in CREST by inputting a transfer to escrow instruction in CREST to settle by 11:00 am BST on 14 June 2013 at the latest in accordance with the instructions set out in the corporate action bulletin to be published by Euroclear UK & Ireland Limited on or around 28 May 2013 (available on the Euroclear UK & Ireland section of it website: http://www.euroclear.com). Beneficial ownership of the CDIs will be unchanged by reason of the transfer to escrow. Such CDIs will be held by CREST Depository Limited under the control of and to the order of

Coca-Cola HBC AG (and, therefore, will not be available for any transaction or changing purposes) until they are released from escrow, which will take place automatically before the commencement of dealings on the London Stock Exchange on 18 June 2013, 08:00 am BST (to the extent practicable).

It is the sole responsibility of each CREST member and the beneficial owners for whom it acts as a nominee to ensure that the CDIs transferred into escrow are at least equal to the total number of CDIs for which voting rights are asserted by such CREST member and the beneficial owners for whom it acts as a nominee. If a beneficial owner gives voting instructions or returns a reply form to a CREST member, Coca-Cola HBC AG recommends that such CREST member immediately transfers the required balance of CDIs into escrow in order to avoid any shortage of CDIs in escrow. If a CREST member fails to duly transfer a sufficient number of CDIs into escrow, all (and not only the exceeding) voting rights, reply forms and voting instructions relating to its CDIs will be disregarded, unless: (i) such CREST member has informed Coca-Cola HBC AG, c/o ShareCommService AG, Europastrasse 29, CH-8152 Glattbrugg, Switzerland, in writing by registered mail and by 17 June 2013, 11:00 am BST (time of receipt) which voting rights, reply forms and voting instructions relating to its CDIs and exceeding the balance of CDIs in escrow are to be disregarded and which are not; or (ii) if Coca-Cola HBC AG, in its sole discretion, determines that it can otherwise establish which voting rights, reply forms and/or voting instructions relating to such CDIs should be disregarded and which should not. In detail, voting materials will be sent as follows:

•                  CREST members who are entered in the CDI Register up to 15 May 2013 will be sent this notice of extraordinary general meeting and the reply form around the date of this notice;

•                  CREST members who entered in the CDI Register in the period between 15 May 2013 and 29 May 2013 will be sent this notice of extraordinary general meeting and the reply form in a subsequent mailing; and

•                  CREST members who will be entered in the CDI register after 29 May 2013 but before 14 June 2013 will be sent this notice of extraordinary general meeting and the reply form upon request only.

c) DSS Holders

In connection with its secondary listing on the Athens Exchange, Coca-Cola HBC AG shares may be held in bookentry form in the Greek dematerialised securities system (“DSS”) in DSS accounts. Based on reporting of DSS account information, Coca-Cola HBC AG registers in its share register all holders of Coca-Cola HBC AG shares in DSS accounts (“DSS Holders”) as shareholders without voting rights from time to time. As registered shareholders, DSS Holders will generally be subject to the same rules as other registered shareholders, as set out in section a) above, except as mentioned below. In particular, they will receive the same information as other registered shareholders except that their reply form is designed so as to facilitate their registration in the share register with voting rights in order to vote at the extraordinary general meeting.

In order to be eligible to vote, however, DSS Holders must explicitly declare on their reply form that they hold their shares as beneficial owners, i.e. in their own name and for their own account. By giving a beneficial ownership declaration, DSS Holders may be registered in the share register as shareholders with voting rights in accordance with art. 7 para. 2 of the Articles of Association. Beneficial ownership declarations will also extend to additional shares acquired and registered by 14 June 2013. Nominees who qualify as financial intermediaries under art. 7 para. 3 of the Articles of Association may be eligible to vote provided that they disclose the name, address and shareholding of all such beneficial owners upon whose voting instructions they act. On the reply form, DSS Holders will also consent to be requalified as shareholders without voting rights after the general meeting.

DSS Holders are urged to return their reply form as soon as possible and in any event by 10 June 2013 at the latest to Coca-Cola HBC AG, c/o ShareCommService AG, Europastrasse 29, CH-8152 Glattbrugg, Switzerland. Processing of reply forms including registration requests and beneficial ownership declarations may be time consuming and cannot be guaranteed if reply forms are received later than 10 June 2013. In any event, the last business day before the voting record date on which registration requests on reply forms will be processed is 14 June 2013.

If DSS Holders who declare to be the beneficial owner of their shares increase their shareholding recorded in DSS by 14 June 2013 (close of business), proxies and voting instructions will be amended automatically without any further notice and extend to the additionally registered shares. If the shareholding eligible for voting increases or decreases after issuance of the admission card, DSS Holders will receive a new admission card and voting materials upon registration at the information desk of the extraordinary general meeting. DSS Holders who dispose of their shares in DSS by 17 June 2013 (close of business) are not entitled to vote at the extraordinary general meeting. DSS Holders who dispose of their shares in DSS after 17 June 2013 remain entitled to vote at the extraordinary general meeting.

Physical Attendance

Registered shareholders (including DSS Holders) or CDI Attendants who wish to attend the extraordinary general meeting personally should apply for personal attendance by returning the reply card filled in accordingly.

In relation to registered shareholders, admission cards and voting materials will be sent by mail starting 10 June 2013. Otherwise, shareholders may pick up the admission card at the information desk at the extraordinary general meeting upon photo identification.

In relation to CDI Attendants, admission cards will be available for pick-up at the information desk of the extraordinary general meeting. When picking up their admission card, CDI Attendants are requested to present photo identification.

Proxies

Shareholders and CDI Attendants who do not wish to attend the extraordinary general meeting in person can, in general, be represented as follows:

•                  By a third person based on written proxy. In order to grant authority to any such person, a shareholder or CDI Attendant must return the reply form after filling in the proxy section of the form and having provided the full name and address of the representative. Duly authorised representatives may pick up the admission card at the information desk if they can provide photo identification.

•                  By Coca-Cola HBC AG as corporate proxy. Shareholders or CDI Attendants who wish to instruct the corporate proxy must fill in the reply form accordingly. Coca-Cola HBC AG will only represent shareholders giving instructions in favour of the proposals of the Board of Directors. Proxies with different instructions will be forwarded to the independent proxy.

•                  By the independent proxy, Ms. Ines Poeschel, Kellerhals Attorneys at Law, Rämistrasse 5, CH-8024 Zurich. Shareholders or CDI Attendants who wish to instruct the independent proxy must fill in the reply form accordingly. For specific instructions, please use the section regarding voting instructions for the independent proxy on the reverse side of the reply form. Without specific instructions, the independent proxy will vote in favour of the proposals of the Board of Directors.

Custodian bank representatives (as defined in art. 689d para. 3 of the Swiss Code of Obligations) and the independent proxy are requested to inform the Company of the number of shares they represent as soon as possible, but in any event no later than at 10:30 am CET on the day of the extraordinary general meeting, at the information desk.

Voting procedure

Subject to the powers of the chairman of the meeting to determine the voting procedure in accordance with art. 19 of the Articles of Association, it is expected that voting at the extraordinary general meeting will be conducted by written ballot.

Issued shares and total voting rights

As at 23 May 2013, being the latest practicable date prior to the publication of this notice, Coca-Cola HBC AG’s total issued share capital comprised 355,023,939 ordinary shares of CHF 6.70, of which 14,925 ordinary shares are held by Coca-Cola HBC AG and 3,430,135 shares are held by its subsidiary, Coca-Cola Hellenic Bottling Company S.A., in treasury. Accordingly, the total number of outstanding voting rights (whether exercisable or not) in Coca-Cola HBC AG as at 23 May 2013 is 351,578,879.

Documents available for inspection

The following documents will be available for inspection from Wednesday, 29 May 2013, at the company’s registered office, Baarerstrasse 14, CH-6300 Zug, Switzerland, and at the venue of the extraordinary general meeting itself for at least 15 minutes prior to extraordinary general meeting until the end of the extraordinary general meeting:

•                       A copy of the 2012 annual report prepared by Coca-Cola Hellenic Bottling Company S.A., including the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. for the fiscal year ended 31 December 2012 (the “2012 Annual Report”);

•                       A copy of the unconsolidated interim financial statements of Coca-Cola HBC AG as of 30 April 2013 including the report by the Company’s auditors, PricewaterhouseCoopers AG (relating to the proposals of the Board of Directors to items 2 and 3) (the “Unconsolidated Interim Financial Statements and Audit Report”);

•                       A copy of the existing Articles of Association marked to show the amendment to art. 1.

Shareholders and CDI Attendants may request that copies of the Unconsolidated Interim Financial Statements and Audit Report, as well as the 2012 Annual Report be sent to them starting from Wednesday, 29 May 2013.

A copy of this notice, the 2012 Annual Report, the Unconsolidated Interim Financial Statements and Audit Report, as well as other relevant shareholder information may also be accessed and downloaded from the website of Coca-Cola HBC AG at: www.coca-colahbcag.com.

Minutes

The minutes of the extraordinary general meeting are expected to be available for inspection from 5 July 2013 at Coca-Cola HBC AG’s registered office.

General enquiries

If you have any enquiries relating to the extraordinary general meeting or this notice, please contact Maria Livaniou, tel.: +30 210 618 3106, e-mail: maria.livaniou@cchellenic.com.

Zug, 27 May 2013

For the Board of Directors

George A. David, Chairman

Instructions to the independent proxy

Only to be filled in if you elected to be represented by the independent proxy on front page.

Agenda item and proposal of the Board of Directors	YES	NO	ABSTENTION

1. Advisory non-binding vote on the 2012 consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries	☐	☐	☐

2. Approval of unconsolidated interim financial statements of Coca-Cola HBC AG as of 30 April 2013	☐	☐	☐

3. Appropriation of reserves / declaration of dividend: Dividend of EUR 0.34 per share (up to CHF 200 million in total) out of the general capital contribution reserve	☐	☐	☐

4. Election of one new member of the Board of Directors: Stefan F. Heidenreich	☐	☐	☐

5. Change of registered office of Coca-Cola HBC AG: to Steinhausen	☐	☐	☐

If additional proposals or amendments are submitted, I instruct the independent proxy to	follow the proposal of the Board of Directors	not represent my vote(s)

	☐	☐

Full and authoritative text of the items of the agenda and the proposals of the Board of Directors is included in the notice of the EGM.

Your shares will be voted in accordance with the proposals by the Board of Directors if and to the extent no instructions have been received from you.

(Signature on first page)

REPLY FORM
for the Extraordinary General Meeting of

Coca-Cola HBC AG

Wednesday, 19 June 2013, 11:00 am CET, in Zug, Switzerland

P.P.A. CH-8152 Glattbrugg 01 PRIORITY		Barcode
[Name of registered DSS shareholder (without voting rights)]
address
address
address	Sh-No.
address	Number of shares registered as of [date]:
address
address
address

Qualification as Shareholder with voting rights

I/We apply for registration in the share register with voting rights in view of the extraordinary general meeting (“EGM”) and confirm and represent that (please tick one box only):

☐		I am/we are the beneficial owner(s) of the Coca-Cola HBC AG ordinary shares (“shares”) registered under my/our name and

I/we confirm and agree that my/our beneficial ownership declaration and any authorizations and voting instructions given are also valid for additional shares recorded in my/our name in the Greek DSS until 14 June 2013;

or

☐

I am/we are a financial intermediary pursuant to art. 7 para. 3 of the Articles of Association holding legal title in the shares and act as a nominee upon instructions from the beneficial owners of such shares, the name, address and shareholding of such beneficial owners being disclosed in Annex 1 to this form.

I/we consent and agree to be re-qualified as shareholders without voting rights after the EGM.

Exercise of voting rights

☐		I/we shall participate in the EGM and ask the admission card and the voting materials to be issued;
Note: Admission cards and voting materials will be sent by mail starting 10 June 2013 or kept at the information desk at the EGM for pick-up if delivery by mail is not made.

or: I/we shall not participate and hereby authorize as proxy each with right of substitution (please tick one box only):

☐		Coca-Cola HBC AG as corporate proxy;

Note: Coca-Cola HBC AG will only represent shareholders giving instructions in favour of the proposals of the Board of Directors. Proxies with different instructions will be forwarded to the independent proxy.

or

☐		the independent proxy (Ms. Ines Poeschel, Kellerhals Attorneys at Law, Zurich);

Note: Please indicate your voting instructions on the reverse side of this form. If proxies are signed in blank or given without additional instructions, the voting rights are exercised in accordance with the proposals of the Board of Directors.

or

☐	the following third party:	full name:

address:
Note: Admission card and the voting materials have to be picked-up at the information desk of the EGM.

Place:	Date:	Signature(s):

Name of signatory/signatories:

Please return this reply form as soon as possible and at the latest until 10 June 2013 (date of receipt) using the envelope provided.

Please note the reverse side of this form and further important information in the notice of the EGM.

Request of reports

☐ Please send me the unconsolidated interim financial statements as of 30 April 2013 of Coca-Cola HBC AG (including audit report). The interim financial statements can also be accessed on www.coca-colahbcag.com.

☐ Please send me the 2012 annual report prepared by Coca-Cola Hellenic Bottling Company S.A.

The annual report can also be accessed on www.coca-colahbcag.com.

FOR USE BY NOMINEES ONLY

Annex 1 to the Reply Form for the Extraordinary General Meeting of Coca-Cola HBC AG

Wednesday, 19 June 2013, 11:00 am CET, in Zug, Switzerland

As a nominee holding legal title in shares of Coca-Cola HBC AG, I/we herewith disclose true and complete information on all those beneficial owners on whose behalf I/we exercise my/our voting rights:

Full Name:	Address:	Number of shares held:

Total number of shares:

Note: Registration with voting rights will only be granted to the extent beneficial ownership information is disclosed.

If the beneficial owners give different instructions, please use for each instruction a separate copy of the Reply Form and staple the corresponding Annex 1 to each Reply Form.

Place:	Date:	Signature(s):

Name of signatory/signatories:

REPLY FORM
for the Extraordinary General Meeting of

Coca-Cola HBC AG

Wednesday, 19 June 2013, 11:00 am CET, in Zug, Switzerland

P.P.A. CH-8152 Glattbrugg 01 PRIORITY	Barcode
[Name and address of CREST member]
address
address
address	CREST Participant ID:
address
address	Member Account (if any):
address
address	Number of CREST depository interests (CDIs)
as of [date]:

Qualification as CDI Attendant

I/We confirm and represent that (please tick one box only and insert number of CDIs)

☐                I am/we are the CREST Member designated above and hold legal title in                      CREST depository interests each representing one Coca-Cola HBC ordinary share (“CDIs”) registered under the CREST Participant ID/Member Account specified above as beneficial owner;

or

☐                I am/we are the CREST Member designated above and hold legal title in                        CDIs registered under the CREST Participant ID/Member Account specified above, and act upon instructions from the beneficial owners of such CDIs, the name, address and shareholding of such beneficial owners being disclosed in Annex 1 to this form;

or

☐                I am/we are the beneficial owner(s) (other than the CREST Member designated above) of                        CDIs registered under the CREST Participant ID/Member Account specified above, and my details are:

full name:

address:

(please insert full name and address in BLOCK CAPITALS)

Exercise of voting rights (for the number of CDIs indicated above)

☐                I shall participate in the extraordinary general meeting (“EGM”) and ask the admission card and the voting materials to be kept at the information desk at the EGM for pick-up;

or: I shall not participate and hereby authorize as proxy each with right of substitution (please tick one box only):

☐                Coca-Cola HBC AG as corporate proxy;
Note: Coca-Cola HBC AG will only represent shareholders giving instructions in favour of the proposals of the Board of Directors. Proxies with different instructions will be forwarded to the independent proxy.

or

☐            the independent proxy (Ms. Ines Poeschel, Kellerhals Attorneys at Law, Zurich);
Note: Please indicate your voting instructions on the reverse side of this form. If proxies are signed in blank or given without additional instructions, the voting rights are exercised in accordance with the proposals of the Board of Directors.

or

☐ the following third party:	full name:

address:

Note: Admission card and voting materials have to be picked up at the information desk at the EGM.

Place:	Date:	Signature(s):

Name of signatory/signatories:

Please return this reply form as soon as possible and at the latest until 10 June 2013 (date of receipt) using the envelope provided. Beneficial owners of CDIs are requested to return this registration form to the nominee from whom they have received it.

Voting requires transfer of CDIs into escrow. If a CREST member fails to duly transfer a sufficient number of CDIs into escrow, all (and not only the exceeding) voting rights relating to its CDIs may be disregarded.

Please note the reverse side of this form and further important information in the notice of the EGM as well as in the corporate action bulletin published by Euroclear UK & Ireland Limited on or around 22 May 2013.

Request of reports

☐ Please send me the unconsolidated interim financial statements as of 30 April 2013 of Coca-Cola HBC AG (incl. audit report). The interim financial statements can also be accessed on www.coca-colahbcag.com.

☐ Please send me the 2012 annual report prepared by Coca-Cola Hellenic Bottling Company S.A.

The annual report can also be accessed on www.coca-colahbcag.com.

FOR USE BY NOMINEES ONLY

Annex 1 to the Reply Form for the Extraordinary General Meeting of Coca-Cola HBC AG

Wednesday, 19 June 2013, 11:00 am CET, in Zug, Switzerland

As a CREST member holding legal title in CDIs as a nominee, I/we herewith disclose true and complete information on all those beneficial owners on whose behalf I/we exercise my/our voting rights:

Full Name:	Address:	Number of CDIs held:

Total number of CDIs:

Note: The total number of CDIs disclosed in this annex 1 must match the amount of CDIs indicated on the Reply Form.

If the beneficial owners give different instructions, please use for each instruction a separate copy of the Reply Form and staple the corresponding Annex 1 to each Reply Form.

Place:	Date:	Signature(s):

Name of signatory/signatories:

REPLY FORM
for the Extraordinary General Meeting of

Coca-Cola HBC AG

Wednesday, 19 June 2013, 11:00 am CET, in Zug, Switzerland

P.P.A. CH-8152 Glattbrugg 01 PRIORITY	Barcode
[Name and address of shareholder with voting rights]
address
address
address	Sh-No.
address	Number of shares registered as of [date]:
address
address
address	Voting rights as of [date]:

Exercise of voting rights

☐                I/we shall participate in the extraordinary general meeting (“EGM”) and ask the admission card and voting materials to be issued;
Note: Admission cards and voting materials will be sent by mail starting 10 June 2013 or kept at the information desk at the EGM for pick-up if delivery by mail is not made.

or: I/we shall not participate and hereby authorize as attorney each with right of substitution (please tick one box only):

☐                Coca-Cola HBC AG as corporate proxy;
Note: Coca-Cola HBC AG will only represent shareholders giving instructions in favour of the proposals of the Board of Directors. Proxies with different instructions will be forwarded to the independent proxy.

or

☐                the independent proxy (Ms. Ines Poeschel, Kellerhals Attorneys at Law, Zurich);
Note: Please indicate your voting instructions on the reverse side of this form. If proxies are signed in blank or given without additional instructions, the voting rights are exercised in accordance with the proposals of the Board of Directors.

or

☐ the following third party:	full name:

address:

Note: Admission card and voting materials have to be picked up at the information desk at the EGM.

I/we confirm and agree that any authorizations and voting instructions given are also valid for additional shares registered in my/our name by 14 June 2013 (close of share register).

Place:	Date:	Signature(s):

Name of signatory/signatories:

Please return this reply form as soon as possible and at the latest until 10 June 2013 (date of receipt) using the envelope provided.

Please note the reverse side of this form and further important information in the notice of the EGM.

Request of reports

☐ Please send me the unconsolidated interim financial statements as of 30 April 2013 of Coca-Cola HBC AG (incl. audit report). The interim financial statements can also be accessed on www.coca-colahbcag.com.

☐ Please send me the 2012 annual report prepared by Coca-Cola Hellenic Bottling Company S.A.

The annual report can also be accessed on www.coca-colahbcag.com.

REPLY FORM
for the Extraordinary General Meeting of

Coca-Cola HBC AG

Wednesday, 19 June 2013, 11:00 am CET, in Zug, Switzerland

P.P.A. CH-8152 Glattbrugg 01 PRIORITY
[Name and address of shareholder without voting rights]	Barcode
address
address
address
address
address
address
address

Request of reports

☐                     Please send me the unconsolidated interim financial statements as of 30 April 2013 of Coca-Cola HBC AG (incl. audit report).

The interim financial statements can also be accessed on www.coca-colahbcag.com.

☐                     Please send me the 2012 annual report prepared by Coca-Cola Hellenic Bottling Company S.A.

The annual report can also be accessed on www.coca-colahbcag.com.

Place:	Date:	Signature(s):

Name of signatory/signatories:

Please return this reply form using the envelope provided.

You are a shareholder not registered with voting rights. If you want to exercise rights, you need to apply for registration in the share register with voting rights.

Please note further important information in the notice of the extraordinary general meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2013	Coca-Cola HBC AG

	By:	/s/ MICHALIS IMELLOS
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development